FEDERATED HIGH YIELD TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 14, 2017

Jay Williamson, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED HIGH YIELD TRUST (the “Registrant”)

Federated High Yield Trust (the “Fund”)

Class T Shares

1933 Act File No. 2-91091

1940 Act File No. 811-4018

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided via telephone on February 27, 2017 regarding its Post-Effective Amendment No. 59 under the Securities Act of 1933 and Amendment No. 55 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant, with respect to the Fund, filed on January 13, 2017.

Comment 1: Please respond to the Staff’s comments in writing via Correspondence filing. Please give the Staff time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: Please confirm that there will be no scheduled variations in the expense structures of the Fund’s Class T Shares or the Class T Shares that will be added to other Federated Funds.

Response: The Registrant confirms that there will be no scheduled variations in the expense structures of the Fund’s Class T Shares or the Class T Shares that will be added to other Federated Funds.

Comment 3: We note that the Fee Table provides for a 2% Shareholder Redemption Fee. The Fee Table Expense Example reflects amounts incurred if a shareholder redeems all shares at the end of the 1, 3, 5 and 10 year periods shown. Please disclose the amounts for each of the periods shown reflecting no shareholder redemptions per Item 3 of Form N-1A. If the amounts would be the same, please confirm and clarify this supplementally.

Response: The Registrant confirms that the Expense Example calculations shown for the Fund reflecting shareholder redemptions would be the same as those calculated to reflect no shareholder redemptions. The redemption fee is only applied for share redemptions within 90 days of purchase. The calculations assume that shares are held for each of the periods shown and, therefore, there would be no difference in the amounts calculated whether shares are redeemed or not redeemed.

Comment 4. Please confirm that the Expense Example does not reflect the expense reimbursement agreement or, if it does, confirm that it is reflected for only the initial contractual period.

Response: The Expense Example calculations are based upon the “gross” expenses disclosed in the fee table and do not reflect any expense reimbursement agreement.

Comment 5: In the Summary Risks section, we note the following risk factor:

Risk Associated with Noninvestment-Grade Securities. The Fund may invest a portion of its assets in securities rated below investment grade which may be subject to greater interest rate, credit and liquidity risks than investment-grade securities.

With respect to the disclosure that the Fund “may invest a portion of its assets,” we note that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in fixed-income investments rated below investment grade, per its Rule 35d-1 Policy.

Please tailor this risk disclosure so that it more accurately reflects the Fund’s investment policy.

Response: The Registrant will revise the risk disclosure as follows:

Risk Associated with Noninvestment-Grade Securities. Securities rated below investment grade may be subject to greater interest rate, credit and liquidity risks than investment-grade securities.

Comment 6: In the Prospectus section “Fee When You Redeem,” there is disclosure in the fourth paragraph as follows:

“However, the Fund may not be able to achieve its goal, since many financial intermediaries do not have the systems capability to collect the redemption fee from underlying account owners.”

Please explain this disclosure, without limiting your response, by responding to the following questions:

a.	Why is the Fund not able to require that financial intermediaries have systems in place to be able to collect the redemption fee as a condition to distributing Fund shares?
b.	How does the Fund’s disclosure inform investors whether they will or will not be subject to a redemption fee?
c.	Please explain why the presence or absence of a redemption fee does not effectively create a separate share class of the Fund.
d.	Why does the Fund characterize that financial intermediaries would be collecting the redemption fee when the Fund is making the initial payment?
e.	How does the Fund limit market timing and otherwise achieve the benefit of the redemption fee in instances where a financial intermediary is unable to provide this information to the Fund?
f.	Please explain the extent to which it is an issue for the Fund, and other Federated Funds, where financial intermediaries are unable to collect the redemption fee? How many financial intermediaries are unable to collect the redemption fee? What amount of assets are impacted for which the redemption fee is not able to be collected?

Response: The Fund, with Fund Board approval, added a redemption fee in 2004 to discourage market timers and momentum traders to effectively reduce high transaction costs and, in the case of momentum trading, to reduce the need for the Fund’s investment adviser to buy into markets moving higher and sell into markets moving lower. At that time, not all financial intermediaries had systems in place to be able to collect the redemption fee. The noted disclosure was added to permit intermediaries to sell the Fund if they were working toward implementing systems and programming to enable them to collect and remit redemption fees. Today, the Fund will not permit intermediaries to sell the Fund if the intermediary cannot collect and remit redemption fees to the Fund. All shareholders were and are subject to the redemption fee.

However, in light of the Staff’s comment and to bring the disclosure in line with the current market environment and financial intermediary requirements and capabilities, the Fund will replace the fourth paragraph under “Fee When You Redeem” with the following:

“The Fund will collect the redemption fee on all Shares that are redeemed within 90 days of purchase subject to the exceptions discussed below. Financial Intermediaries may impose de minimis thresholds for tracking and remitting redemption fees from underlying account owners which can result in certain small-balance redemptions not being subject to the redemption fee.”

In addition to the foregoing, the following are responses to the Staff’s specific questions noted above:

a.	As noted above, the revised disclosure reflects that the Fund currently does not permit financial intermediaries who cannot track and remit redemption fees to sell the Fund.
b.	Based on the revised disclosure, the Registrant believes that it has clarified that all investors are subject to redemption fees and that there are no circumstances in which a financial intermediary would be unable to collect a redemption fee from any investor.
c.	The Registrant confirms that all financial intermediaries have represented that they are able to collect redemption fees and that the Fund’s redemption fee is applied at the fund level. Therefore, there are no separate share classes effectively being created for investors investing through different financial intermediaries.
d.	As noted in the revised disclosure, the Registrant confirms that redemption fees are payable to the Fund and that all financial intermediaries are expected to track and remit redemption fees.
e.	Although the revised disclosure clarifies that all financial intermediaries have represented that they are currently able to provide redemption fee-related information to the Fund, the Fund has other tools at its disposal to limit market timing and other frequent trading practices. In today’s market, the Adviser believes a large amount of momentum trading has flowed into high yield exchange-traded funds and there is little or no market timing in high yield funds outside of momentum trading. The Fund’s Board continues to monitor the ongoing need for the Fund’s redemption fee, relying also on the Fund’s frequent trade monitoring and other tools which were not available when the redemption fee was initially imposed to manage cash flows. These tools include investments in high yield exchanged-traded funds and high yield credit default swaps.
f.	Based on the above discussion, the Registrant confirms that all financial intermediaries have represented that they have systems in place to collect redemption fees. Therefore, the inability to collect such fees is not an issue for the Fund and other Federated Funds, although the Federated Funds continue to monitor financial intermediaries for ongoing compliance with this obligation.

If you have any questions on the enclosed material, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina A. Eifler

Christina A. Eifler

Senior Paralegal